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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                 Powertel, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   45844L 10 8
                     ---------------------------------------
                                 (CUSIP Number)

                                 Maire Laitinen
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Richard M. Stolbach, Esq.
                                Patton Boggs LLP
                                2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000

                                 August 26, 2000
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes to Schedule 13D).

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                                  SCHEDULE 13D
                                 POWERTEL, INC.

         Sonera Corporation (the "Reporting Person" or "Sonera") hereby amends the Schedule 13D filed on January 5, 2000 which relates to the common stock of Powertel, Inc. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D as originally filed.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed by Sonera Corporation, a Finnish limited liability company ("Sonera") and its wholly owned subsidiary Sonera Holding B.V. ("Sonera B.V."). The members of the supervisory board of Sonera, and their principal occupation or employment, are:


                  Name                                   Principal Occupation
                  ----                                   --------------------
        Pauli Saapunki, chairman..................       Member of Parliament
        Pirjo-Riitta Antvuori, vice chairman......       Member of Parliament
        Liisa Hyssala.............................       Member of Parliament
        Olavi Tonteri.............................       Colonel, Finnish Defense Forces
        Leenamaija Otala..........................       Docent, Pro Competence Oy
        Tuomas Harpf..............................       Managing Director, Suomen Viestintarahoitus Oy
        Arja Alho.................................       Master of Political Science
        Reino Ojala...............................       Special Advisor
        Helena Vartiainen.........................       Chairman of City Council
        Tarja Cronberg............................       Executive Director, Council of North Karelia region
        Tapio Hintikka............................       President and CEO, Oyj Hackman Abp
        Raimo Kantola.............................       Professor, Helisinki University of Technology
        Tarmo Eskola .............................       IT Director, UPM-Kymmene Corporation
        Ritva Rastimo.............................       Managing Director, Espoo Chamber of Commerce
        Max Mickelsson............................       Secretary General for the Parliamentary Group of the
                                                         National Coalition Party
        Erik Lindfors.............................       Secretary, Metal Workers' Union
        Max Arhippainen...........................       Senior Economist, Pellervo Economic Research Institute
        Bjarne Kallis.............................       Member of Parliament
        Mauri Salo................................       Member of Parliament
        Lasse Viren...............................       Member of Parliament

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                  The members of the board of directors of Sonera and their
principal occupation or employment are:


        Markku Talonen............................       Chairman
        Liisa Joronen.............................       Vice Chairman
        Kalevi Alestalo...........................       Director
        Reijo Sulonen.............................       Director
        Jussi Lansio..............................       Director
        Tapio Vaahtokivi..........................       Director, employee representative
        Kari Vilkman..............................       Director, employee representative

                  MARKKU TALONEN has been the chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was the chairman of the board of directors of PT Finland. In addition, Mr. Talonen is the president and CEO of Orion Corporation.

                  LIISA JORONEN has been the vice chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. In addition, Ms. Joronen is the chairman of the board of directors of SOL Corporation and a member of the supervisory boards of Merita Bank plc and llmarinen Mutual Pension Insurance Company.

                  KALEVI ALESTALO has been a member of the board of directors of the Sonera since 1998. Mr. Alestalo is the consultant counselor of the Ministry.

                  REIJO SULONEN has been a member of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. Mr. Sulonen serves as a professor at the Helsinki University of Technology. In addition, he is a member of the Boards of Directors of a number of Finnish information and other technology related companies.

                  JUSSI LANSIO has been a member of the board of directors of Sonera since March 2000. Mr. Lansio is the managing director of Oyj Hartwall Abp.

                  TAPIO VAAHTOKIVI has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees.

                  KARI VILKMAN has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland.

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                  The executive officers of Sonera are:


        Aulis Salin...............................       President and chief executive officer
        Kaj-Erik Relander.........................       Deputy chief executive officer
        Aimo Eloholma.............................       Executive vice president
        Matti Makkonen............................       Executive vice president
        Juha Varelius.............................       Executive vice president
        Kim Ignatius..............................       Executive vice president
        Harri Hollmen.............................       Executive vice president

                  AULIS SALIN is the president and the chief executive officer of Sonera. Mr. Salin joined Sonera in 1962 and he has held positions in various departments.

                  AIMO ELOHOLMA is the executive vice president of Sonera responsible for corporate planning. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

                  MATTI MAKKONEN is the executive vice president of Sonera responsible for its mobile communications operations. Mr. Makkonen joined Sonera in 1976 and he has held a number of positions within the mobile communications operations.

                  KAJ-ERIK RELANDER is the deputy chief executive officer of Sonera and previously served as Sonera's executive vice president and chief financial officer responsible for its international operations. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

                  JUHA VARELIUS is the executive vice president of Sonera responsible for media services. Mr. Varelius joined Sonera in 1993 and has held a number of positions within media services.

                  KIM IGNATIUS is the execuitve vice president and chief financial officer of Sonera. Prior to joining Sonera on April 1, 2000, Mr. Ignatius worked for Tamro Group, a Nordic company distributing pharmaceuticals, and marketing and distributing medical and laboratory equipment and supplies.

                  HARRI HOLLMEN is the executive vice president of Sonera responsible for financial online service provider. Prior to joining Sonera on April 10, 2000, Mr. Hollmen worked for Leonia Group, a Finnish bank.

                  (b), (c) and (f) The address of Sonera and its supervisors, directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each supervisor, director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

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                  The address of Sonera B.V. and its directors and executive officers is Rivium Quadrant 58, [2909 LC] Cabelle aan den IJssel, the Netherlands. Sonera B.V. is a limited liability company organized under the laws of the Netherlands. The managing directors of Sonera B.V. are Jacques Andre Martin Bruins Slott (a citizen of the Netherlands), Maire Laitinen (a citizen of the Republic of Finland), and Reetta-Leena Rossi-Luck (a citizen of the Republic of Finland). Sonera B.V.'s principal business is telecommunications.

                  (d) and (e) During the past five years, none of Sonera, Sonera B.V. or their supervisors, directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

                  On August 26, 2000, VoiceStream Wireless Corporation ("VoiceStream") entered into a definitive merger agreement with Powertel, Inc. ("Powertel") providing for the merger of VoiceStream and Powertel (the "VoiceStream-Powertel Agreement"). If the merger is completed, Powertel will become a wholly-owned subsidiary of VoiceStream, and each share of Powertel common stock will be converted into the right to receive a number of shares of VoiceStream common stock determined as follows (the "Conversion Number"):
(i) 0.75 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $113.33 or below; (ii) 0.65 of a share of VoiceStream common stock if the VoiceStream Average Closing Price is $130.77 or above; and (iii) if the VoiceStream Average Closing Price is greater than $113.33 and less than $130.77, the quotient determined by dividing $85.00 by the VoiceStream Average Closing Price. Each share of Powertel preferred stock will be converted into the right to receive a number of shares of VoiceStream common stock determined by multiplying (A) the Conversion Number by (B) the sum of
(i) the number of shares of Powertel common stock into which such share of Powertel preferred stock would be converted as of the effective time of the merger plus (ii) with respect to Powertel's Series E Preferred Stock and Series F Preferred Stock, the number of shares of Powertel common stock that represent accrued or declared but unpaid dividends on such shares. The "VoiceStream Average Closing Price" means the volume weighted average closing price (based on the Nasdaq National Market System ("Nasdaq") composite volume published by the Wall Street Journal) of the VoiceStream common stock as publicly reported for the Nasdaq as of 4:00 p.m. Eastern Time for ten (10) trading days randomly selected by lot out of the last twenty (20) trading days ending five (5) trading days prior to the closing date of the merger. The completion of the merger is subject to regulatory approvals and other customary conditions, including the approval of VoiceStream and Powertel stockholders.

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                  On July 23, 2000, VoiceStream and Deutsche Telekom AG, an
AKTIENGESELLSCHAFT ("DT") entered into a definitive merger agreement providing for the acquisition of VoiceStream by DT (the "DT-VoiceStream Agreement"). If the merger of DT and VoiceStream is consummated, the VoiceStream-Powertel Agreement will terminate automatically. On August 26, 2000, Powertel also entered into a definitive merger agreement with DT, which, if consummated, will result in Powertel becoming a wholly-owned subsidiary of DT (the "DT-Powertel Agreement"). The DT-Powertel Agreement will terminate automatically in the event the DT-VoiceStream Agreement is terminated. It is a closing condition of the VoiceStream-Powertel Agreement that both the DT-VoiceStream Agreement and the DT-Powertel Agreements have terminated in accordance with their respective terms.

                  The Reporting Person has entered into separate agreements (the "Stockholder Agreements") with VoiceStream Wireless Corporation and Deutsche Telecom AG in which it has agreed, among other things, to vote its shares in favor of the transactions contemplated by the VoiceStream-Powertel Agreement and the DT - Powertel Agreement.

                  Pursuant to the Stockholder Agreements entered into by the Reporting Person, in addition to agreeing to vote in favor of the transactions contemplated by the VoiceStream-Powertel Agreement and the DT - Powertel Agreement, it has agreed not to transfer any Powertel stock (or rights to acquire Powertel stock) until the later of January 1, 2001 and the Powertel stockholders' meeting to approve the transactions contemplated by the VoiceStream-Powertel Agreement and DT - Powertel Agreement, except for transfers to its affiliates or as otherwise permitted by the Stockholder Agreements, the VoiceStream - Powertel Agreement or the DT-Powertel Agreement.

                  Pursuant to the VoiceStream stockholder agreement, the Reporting Person has further agreed that beginning on the later of January 1, 2001 and the Powertel stockholders' meeting to approve the transactions contemplated by the VoiceStream-Powertel Agreement, until the first to occur of (1) the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement and (2) the termination of the VoiceStream-Powertel Agreement, it will not transfer more than 25% of its Powertel shares, except if during such period any principal stockholder of VoiceStream shall transfer more than 25% of its VoiceStream shares.

                  Pursuant to the DT stockholder agreement, the Reporting Person has further agreed that beginning on the later of January 1, 2001 and the Powertel stockholders' meeting to approve the transactions contemplated by the DT - Powertel Agreement, until the first to occur of (1) the consummation of the transactions contemplated by the DT-Powertel Agreement and (2) the termination of the DT-Powertel Agreement, it will not transfer more than 17.5% of its Powertel shares, provided that if the DT-Powertel Agreement is not consummated by July 31, 2001, the Reporting Person may transfer up to 21.25% of its Powertel shares beginning August 1, 2001, provided further that if the DT-Powertel Agreement is not consummated by August 31, 2001, the Reporting Person may transfer up to 25% of its Powertel shares beginning September 1, 2001.

                  Pursuant to the VoiceStream stockholder agreement, the Reporting Person has further agreed that for the six-month period following the consummation of the transactions

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contemplated by the VoiceStream-Powertel Agreement, it will not transfer any
VoiceStream common stock received in the VoiceStream - Powertel merger except in accordance with Rules 144 and 145 promulgated under the Securities Act, provided however, if during such period a principal stockholder of VoiceStream shall transfer more than such number of VoiceStream shares as permitted under Rule 144, then the Reporting Person shall be permitted to transfer a proportionate amount of VoiceStream shares pursuant to its registration rights.

                  Pursuant to the DT stockholder agreement, the Reporting Person has further agreed that for the three-month period following the consummation of the transaction contemplated by the DT-Powertel Agreement, it will not transfer any DT securities received in the DT - Powertel merger. From the day following the three month anniversary through and including the six month anniversary of the consummation of the transactions contemplated in the DT-Powertel Agreement, the Reporting Person may transfer only up to 40% of its total number of DT securities.

                  The VoiceStream stockholder agreement further provides that in the event of a termination of the DT-VoiceStream Agreement and the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement, the First Amended and Restated Voting Agreement of VoiceStream (the "First Amended and Restated Voting Agreement") will be amended to provide for the appointment of a designee of the Powertel Board of Directors to the VoiceStream Board of Directors, and to require the VoiceStream stockholders party to such First Amended and Restated Voting Agreement to vote their shares of VoiceStream stock in favor of such designee (and any successor thereto) at the first two annual meetings after the consummation of the transactions contemplated by the VoiceStream-Powertel Agreement. The Stockholders Agreement provides that in the event that VoiceStream and the VoiceStream stockholders are unable to cause the execution of such amendment to the First Amended and Restated Voting Agreement, they shall enter into a separate voting agreement with certain principal stockholders of Powertel and other stockholders of VoiceStream providing therefor.

                  The description of the VoiceStream-Powertel Agreement contained herein is subject, and qualified in its entirety by reference to, the VoiceStream-Powertel Agreement which has been filed with the Securities and Exchange Commission by Voicestream Wireless Corporation in its Current Report on Form 8-K filed August 31, 2000. The description of the DT - Powertel Agreement contained herein is subject, and qualified in its entirety by reference to, the DT - Powertel Agreement which has been filed with the Securities and Exchange Commission by Powertel in its Current Report on Form 8-K filed August 31, 2000. The description of the Stockholder Agreements contained herein is subject to, and qualified in their entirety by reference to, the stockholder agreements entered into by VoiceStream, DT and the Reporting Person which have been made exhibits to this amendment and are hereby incorporated by reference in this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. *Stock Purchase Agreement by and among Sonera, Ericsson Investments Limited and Ericsson Inc.

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                  2. Agreement and Plan of Reorganization between VoiceStream and Powertel dated August 26, 2000 (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on August 31, 2000).

                  3. Agreement and Plan of Reorganization between DT and Powertel dated August 26, 2000 (Incorporated herein by reference to Exhibit
2.1 to the Current Report on Form 8-K of Powertel, Inc. filed on August 31,
2000).

                  4. Stockholder Agreement between VoiceStream and Sonera.

                  5. Stockholder Agreement between DT and Sonera.

-------------------------------
*    Previously filed.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2000                      SONERA CORPORATION


                                                By:  /s/ Kaj-Erik Relander
                                                   ----------------------------


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